Exhibit (a)(1)(C)

Offer to Purchase for Cash
by

MOATABLE, INC.

of
Up to 5,000,000 of its American Depositary Shares
At a Purchase Price of $3.00 per American Depositary Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON
SEPTEMBER 30, 2025, UNLESS THE OFFER IS EXTENDED OR TERMINATED
(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

No Guaranteed Delivery

The Information Agent for the Tender Offer is:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, NY 10019

Call Toll-Free Within the United States: (866) 585-6991

From Outside of the United States: (518) 861-3759

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company” or “Moatable”), has appointed us to act as Dealer Manager in connection with Moatable’s offer to purchase up to 5,000,000 American Depositary Shares (the “ADSs”) of the Company, each representing 45 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), at a price of $3.00 per ADS (the “Purchase Price”) net to the seller in cash, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer (as defined below) that will be paid to Citibank, N.A., the Company’s ADS depositary, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 3, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee.

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

Upon the terms and subject to the conditions of the Offer, if 5,000,000 ADSs or less are properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase all ADSs properly tendered and not properly withdrawn. ADSs acquired, if any, in the Offer will be acquired at the Purchase Price. Only ADSs properly tendered and not properly withdrawn will be purchased. However, because of proration and the “odd lot” priority provisions described in the Offer to Purchase, the Company may not purchase all of the ADSs tendered if more than 5,000,000 ADSs are properly tendered and not properly withdrawn. ADSs not purchased in the Offer will be returned to the tendering securityholders as promptly as practicable after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, to change the Purchase Price and to increase or decrease the number of ADSs sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), if more than 5,000,000 ADSs are properly tendered in the Offer and not properly withdrawn, the Company may increase the number of ADSs accepted for payment in the Offer by no more than 2% of the outstanding ADSs without extending the Offer. However, if the Company purchases an additional number of ADSs in excess of 2% of the outstanding ADSs, the Company will amend and extend the Offer to the extent required by applicable law.

The conditions to the Offer are described in Section 6 of the Offer to Purchase. The Offer is not conditioned on any minimum number of ADSs being tendered.

As of August 27, 2025, Mr. Joseph Chen, our Chairman and Chief Executive Officer, beneficially owns 4,891,021 Class A Ordinary Shares, 268,726,545 Class A Ordinary Shares represented by 5,971,701 ADSs and 170,258,970 Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), which represents all of the Company’s outstanding Class B Ordinary Shares. Mr. Chen has informed the Company that he does not intend to participate in the Offer. The Company’s other directors and executive officers are entitled to participate in the Offer on the same basis as all other securityholders and certain of the Company’s directors and executive officers may tender ADSs in the Offer. The equity ownership of the Company’s directors and executive officers who do not tender their ADSs in the Offer, including Mr. Chen, will proportionally increase as a percentage of the Company’s outstanding ordinary shares following the consummation of the Offer. If the Offer is fully subscribed, Mr. Chen will beneficially own approximately 80.1% of the Company’s outstanding Class A Ordinary Shares and all of the Company’s outstanding Class B Ordinary Shares, which would collectively represent 96.7% of the combined voting power immediately after the Offer.

As of August 27, 2025, the Company’s Class A Ordinary Shares and ADSs were held of record by approximately 147 persons. Because the Company’s Class A Ordinary Shares and ADSs are currently held by less than 300 persons, the Company is eligible to voluntarily suspend its reporting obligations prior to the Offer and will continue to be eligible for suspension of its reporting obligations immediately after the completion of the Offer. The Company is currently considering, and may decide, to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, following the completion of the Offer. As a result, if the Company decides to suspend its reporting obligations with the SEC, the Company would no longer file periodic reports with the SEC, including, among others, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Company would no longer be subject to the SEC’s requirements to file proxy statements on Schedule 14A or Section 16 ownership reports.

For your information and for forwarding to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee, the Company is enclosing the following documents:

1.            The Offer to Purchase;

2.            The Letter of Transmittal for your use and for the information of your clients;

3.            A letter to clients that you may send to your clients for whose accounts you hold ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

YOUR PROMPT ACTION IS REQUESTED. THE COMPANY URGES YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 30, 2025, UNLESS THE OFFER IS EXTENDED.

Upon the terms and subject to the conditions of the Offer, if more than 5,000,000 ADSs, or such greater number of ADSs as the Company may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered and not properly withdrawn ADSs in the following order of priority:

•	First, all ADSs owned in “odd lots” (less than 100 ADSs), all of which have been properly tendered and not properly withdrawn prior to the Expiration Time.

•	Second, all other tendered ADSs that have been properly tendered and not properly withdrawn prior to the Expiration Time on a pro rata basis with appropriate adjustments to avoid purchases of fractional ADSs, as described below. Such proration will apply to all securityholders without priority. If proration of tendered ADSs is required, the Company will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional ADSs, proration for each beneficial owner tendering ADSs will be based on the ratio of the number of ADSs properly tendered and not properly withdrawn by the beneficial owner to the total number of ADSs properly tendered and not properly withdrawn by all securityholders.

For ADSs held through the Depository Trust Company (“DTC”) to be validly tendered in the Offer, a holder of ADSs will need to (i) send an Agent’s Message (as hereinafter defined) to the ADS Tender Agent, and (ii) transfer the ADSs to the applicable DTC account using DTC’s automated systems, in any case, prior to the Expiration Time. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Tender Agent and forming a part of a book entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the ADSs that are the subject of such book entry confirmation, that such participant has received and agrees to be bound by the terms of the Offer (as set forth in the Offer to Purchase) and the Letter of Transmittal, and that the Company may enforce such agreement against the participant.

ADSs tendered on or prior to the Expiration Time may be withdrawn as described in the Offer to Purchase.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Manager and Information Agent, as described in Section 14 of the Offer to Purchase) for soliciting tenders of ADSs pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of ADSs held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company or the agent of the Dealer Manager, the Information Agent or the Tender Agent for purposes of the Offer. The Company will pay or cause to be paid all share transfer taxes, if any, on its purchase of the ADSs except as otherwise provided in the Offer to Purchase or Instruction 5 in the Letter of Transmittal.

Any inquiries you may have with respect to the Offer may be addressed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers appearing on Schedule I to the Offer to Purchase.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent for the Offer by calling toll-free at (866) 585-6991.

Very truly yours,

Needham & Company, LLC

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE TENDER AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

Enclosures

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